UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein is the following document:

1.	Transcript of a conference call hosted by the Registrant to discuss its acquisition of SPTS Technologies. The transcript has been selectively edited to facilitate the understanding of the information communicated during the conference call. A replay of the conference call can be heard by accessing the investor relations section on the Registrant’s website at www.orbotech.com.

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On July 7, 2014, European private equity firm Bridgepoint issued a press release in connection with its sale of SPTS to the Registrant. Although the Registrant’s ticker symbol and company information was referenced in that release, investors should not rely on the Bridgepoint release since it contains certain errors and omissions. Rather, investors should rely only on the Registrant’s press issued on and dated July 7, 2014 and furnished by the Registrant on a Form 6-K filed on July 8, 2014.

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH

07-07-14

ORBOTECH

July 7, 2014

7:30 am CT

Coordinator:	Welcome and thank you all for standing by.

At this time, all participants are in a listen-only mode until the question-and-answer session.

To ask a question, please press Star and then 1.

This call is being recorded. If you have any objections, you may disconnect at this point.

And now we’ll turn the meeting over to Mr. Adrian Auman.

Sir, you may begin.

Adrian Auman:	Thank you, Operator.

And thank you, everyone, for joining us on our call today in which Orbotech is announcing a definitive agreement to acquire SPTS Technologies.

Joining me on the call today are Asher Levy, Chief Executive Officer; Doron Abramovitch, CFO; and Dr. Armin Schon, Corporate Vice President of Strategy and Business Development.

Please note that certain statements that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1999 - 1995.

The word “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements and these forward-looking statements involve known and unknown risks and some uncertainties. Any factors could cause the actual results, performance or achievements of the company to be materially different from those that may be expressed or implied by such forward-looking information.

Additional information regarding risks and uncertainties associated with the company’s business are included in, but not limited to, the company’s reports filed from time to time with the SEC.

After the prepared remarks, you will have the opportunity to ask questions. Please keep in mind that the purpose of this call is to discuss today’s announcement only and we will not be able to take any questions regarding business and financial performance for the second quarter.

With that said, I would like to turn the call over to Asher Levy.

Asher Levy:	Thank you, Adrian.

And thank you all for joining us on this call on a short notice.

ORBOTECH

07-07-14

I am pleased to announce that Orbotech has entered into a definitive agreement to acquire SPTS Technologies.

SPTS is a UK-based leading manufacturer of etch, deposition and thermal processing equipment for the Advanced Packaging and MEMS markets. We view this as a highly synergistic and strategic, transformational transaction for Orbotech, which is fully aligned with our strategy.

Orbotech is focused on making smart digital production a reality by applying technological innovation into the manufacturing processes and delivering solutions that ensure greater production efficiencies. For many years, we have been the leader in the PCB and FPD production processes. Our growth strategy is focused on moving into adjacent markets while moving up in the value chain.

We have identified Advanced Packaging as an attractive adjacent market, which is a natural extension of our business. This market benefits from a high growth rate that is driven by continued demand for high-end consumer electronic devices with more capabilities and the growing interest in exciting new form factors such as flexible, foldable, thinner and wearable devices. Advanced Packaging solutions are aimed at addressing some of the industry challenges in meeting this demand, such as the need for higher speed and functionality, lower cost, smaller footprint and lower power consumption.

The attractiveness of the Advanced Packaging market is not limited to its growth rate but lies also in the proximity to the designers. Such proximity allows for better visibility into market trends, which is pivotal in the development of roadmaps for other industries we currently serve.

Growth in the MEMS market is expected to continue to be driven by automotive, white goods and consumer electronic demand, including smartphones and tablets and the Internet of Things.

SPTS holds a unique position in both these markets and we are delighted with the opportunity to expand our position in these markets with this acquisition.

SPTS is a global company based in Wales with approximately 500 employees and a significant install base of more than 4000 systems at leading manufacturers.

With the acquisition of SPTS, we can set the stage for a stronger growth trajectory for Orbotech.

The acquisition opens up end markets where Orbotech has begun addressing over the past couple of years through our ECM segment. Orbotech can leverage on SPTS’s established position with the leading players and its expertise in modular systems to bring inspection, imaging and repair expertise to these markets.

Moreover, this combination will expand Orbotech’s presence in Europe and North America and provide SPTS with a greater reach through our strong presence in the Pacific region.

In summary, we believe that Orbotech has the opportunity to accelerate the execution of its strategy by bringing together a wide range of industry-leading capabilities. We look forward to a short and smooth integration process and working together with our SPTS colleagues, exchange knowledge and capitalize on the many opportunities this acquisition brings us.

ORBOTECH

07-07-14

I will now turn the call to Doron to discuss the financial aspects of the transaction.

Doron Abramovitch:	Thank you, Asher, and good morning or good afternoon, everyone.

I’m very pleased to share with you some additional information about our planned acquisition of SPTS.

Orbotech agreed to acquire SPTS for approximately $370 million in cash reflecting an enterprise value of $365 million including the repayment of debt. The acquisition and the related costs are expected to be financed through a combination of cash on hand and a new term loan facility. The final arranging of the financing is underway and will be closed in conjunction with the closing of the acquisition.

The acquisition is expected to bring scale and diversification to our top line. As a standalone business, SPTS is expected to generate revenues of approximately $180 million for the full year of 2014 under UK GAAP. Europe accounts for about a third of revenue and North America for about 20%. Service revenue accounts for approximately 20% of revenues.

SPTS has generated healthy and resilient margins. In 2014 — and again, under UK GAAP — it is expected to generate gross margin of approximately 48%. SPTS has been able to maintain relatively stable gross margin through the industry cycles thanks to excellent facility utilization and efficient cost controls. Its EBITDA margin for 2014 is expected to be approximately 25%. The acquisition is expected to be immediately accretive to Orbotech’s non-GAAP profitability.

We estimate that post closing we will have approximately $100 million of cash and cash equivalent and approximately $300 million of debt. This capital structure reflects a comfortable level of leverage given the anticipated profitability and cash generation ability of the combined company. Having said that, the terms of loan include limited mandatory amortization, which allows us flexibility as for its repayment.

In summary, we expect the addition of SPTS to positively impact Orbotech financially with an attractive growth and margin profile.

I will now turn the call over to Adrian Auman.

Adrian Auman:	Operator, we will now be ready to have questions from the participants in the call.

Coordinator:	Yes, sir. Thank you.

We will now begin the question-and-answer session.

To ask a question, please press Star and then 1. Please unmute your phone and record your name clearly when prompted. To cancel your request, press Star and then 2.

Sir, the first question comes from the line of Joseph Wolf. Sir, your line is open.

Joseph Wolf:	Hi. Thank you.

Question about retention of key employees at the company. Who is staying from the management team?

ORBOTECH

07-07-14

And then as you look at the margins and the profitability of the company, could you talk about recent investment the company has made given its ownership by private equity?

Asher Levy:	Okay. We met the — this is Asher. Hi, Joe. We met the management team of SPTS several times. Very impressed with their experience and knowledge. The assumption based on all the discussions and the conversations with the management is that most management members are committed to the company and that they are expected to stay with it. All of them are industry veterans with great expertise and we are very happy to have them onboard.

So that’s the first part. What was the other part, Joe?

Joseph Wolf:	I’m wondering just in terms of the level of the margins compared to core Orbotech whether some of the investments in growth may have been slowed down recently just because of the private equity side of the business or whether you think they’ve fully invested in their own opportunities in the last two, three years?

Asher Levy:	Our assumption after talking to the management there, and after reviewing very carefully their R&D plans, is that they were not limited to any opportunities they wanted to pursue because of the ownership of the private equity.

Joseph Wolf:	Okay, great. And then just in terms of percentages or anything like that that you can tell us in terms of customer overlap where you can go in now with a — with both sides of the business, is that something that you’re thinking about already or will that take some time to develop?

Asher Levy:	Well, the potential of the overlap is very significant. I just want to mention that when we started the ECM activities close to three years ago, we identified the Advanced Packaging market as a very relevant market to us. Obviously we don’t have the same footprint and long-lasting relationship with many of the customers in this market. Nevertheless, we have some success stories of being able to justify some of our equipment and technologies mainly in the area of direct imaging, UV laser drill, inkjet and inspection. But for sure, the combined team of SPTS and Orbotech would help us leverage some of our technologies in a much more significant pace into these customers. So the overlap at this point of time is not that big but the potential is quite significant.

Joseph Wolf:	Great. Thank you very much. Good luck.

Asher Levy:	Thank you, Joe.

Coordinator:	Thank you, sir.

The next question comes from the line of Jim Ricchiuti.

Sir, your line is open.

Jim Ricchiuti:	Thank you.

I wonder if you could talk a little bit about the kind of increase in revenue that the company anticipates this year. I think you alluded to 180 million of revenue for 2014. What kind of increase is that versus 2013?

Asher Levy:	The Company’s target in 2014 revenue is in the range of $185 million versus about $156 million last year.

ORBOTECH

07-07-14

Jim Ricchiuti:	Okay. And can you give us any more color on the vertical market breakout? I mean, you talked about the consumer electronics exposure, automotive, white goods. Is there any better sense as how their revenues break out?

Asher Levy:	Currently, the breakdown of revenues is about 35% of the revenue is coming from Advanced Packaging, about 49% comes from the MEMS where they hold a very unique position in that market, and the other 16% comes from specialized chips like radiofrequency, high brightness LED, power chips and — that’s about it.

Jim Ricchiuti:	Okay. And then just final question from me and I’ll jump back in the queue. I think you said they have 500 employees which, if I heard correctly, I mean, that really suggests a very relatively high level of revenue per employee. So is this — do you anticipate building up certain areas, investing in certain areas going forward or do you basically see this as, you know, their level of R&D, their level of sales and marketing spending is adequate for a company this size?

Asher Levy:	We think it’s the right number and the right size. Obviously, if we will realize additional opportunities with the result of this combination, we will do the necessary decision in order to approach or pursue these opportunities.

I also believe that over time there will be a trend of business moving from the western part of the world to the eastern part of the world and that may require some changes. But given our strong presence in the Pacific, and specifically in China, I think that’s also a big opportunity for us.

Jim Ricchiuti:	Okay. Congratulations.

Asher Levy:	Thank you, Jim.

Coordinator:	Thank you, sir.

The next question comes from the line of Mahesh Sanganeria.

Sir, your line is open.

Mahesh Sanganeria:	Yes. Thank you, thank you very much.

Can you talk a little bit about the revenues by product segment? And what I mean by that is in terms of PVD and etch and what’s their primary product in terms of the process type.

Asher Levy:	Okay, you know, I gave it by market. It would be very difficult for me to get to the different products and different segments. But as I said, generally speaking, it’s about — the number that we see right now, about 35% from Advanced Packaging, all those solutions meaning etch, deposition, and 49% comes from the MEMS market.

Mahesh Sanganeria:	Can you talk a little bit about who are the primary competitors for SPTS in different end markets?

Asher Levy:	Well, you have to understand the market, despite the fact that the market shows very attractive growth rates, it’s still today relatively a small market. The capital equipment market — the TAM currently is about $200 million. Still, the CAGR is expected to be about 30% for the next few years.

So in terms of competition, I cannot identify one major competitor. There are several competitors I think that SPTS holds a very strong position in this market. There is a Swiss company called Oerlikon. They are competitors but I cannot say that there’s any one significant equipment provider that is competing head to head with SPTS.

ORBOTECH

07-07-14

Mahesh Sanganeria:	And so advanced — you talked about 16% being RF high brightness LED. What product — can you talk about what product segments are involved in the high brightness LED?

Armin Schon:	Okay. This is Armin.

The specialty chips — RF, high brightness LED and Power — it’s mostly etch applications. They have recently also introduced plasma etch systems into those markets which are attractive because the small die size of all those chips we mentioned, especially LEDs, are requiring very efficient dicing solutions in order to use the wafer area more efficiently and to damage the die during dicing significantly less, which directly impacts, for example, LED lifetime. So different etch applications are mostly the drivers for these markets.

Mahesh Sanganeria:	Okay. Thank you very much.

Asher Levy:	Thank you, Mahesh.

Coordinator:	Thank you.

The next question comes from the line of Jessie Katz.

Sir, your line is open.

Jessie Katz:	Hi, guys. Thank you for taking the question.

I want to ask you if you could go a bit more into detail regarding synergies between the two companies. Can you explain how you see synergies and if you see them and how you see this acquisition as a part of the whole strategy of Orbotech?

Armin Schon:	Okay. This is Armin.

Synergies, the immediate synergies are less in a direct technology overlap but they exist in a marketing and customer overlap. So to give an example, in advanced package, the SPTS Technologies’ products would be applicable, or are applicable, in the high resolution step of connecting the die, the semiconductor die, to, let’s say, an interposer or a substrate where they are present with under bump metallization with via reveal with PVD for different applications, dielectric coating of the TSVs, also TSV etch, and Orbotech solutions come right at the next level when it’s about connecting the interposer either to substrate or to another carrier where we are aiming at direct imaging for the redistribution layers, high resolution AOI, automatic optical inspection for those layers, also for the quality of the vias and we also (are) aiming at via formations through UV lasers. So we are enabling one another and the whole package together gives one solution for the customer.

On a technology — product technology level, there is very little synergy because, of course, the etch systems, vacuum systems are very different from direct imaging, laser systems and so on and so forth. The synergy is mostly in the complete solution for the customer.

Jessie Katz:	So if I understand you correctly, Armin, the big synergies would be coming through cross-selling of your product, of bundling your product, is that correct? So not from a technological aspect, from a sales perspective rather, right?

ORBOTECH

07-07-14

Armin Schon:	Yes, that’s in the immediate — in the near term, let’s say, that’s exactly the case. As Asher earlier said, we are only entering the field of packaging with our products and we immediately get a bigger footprint in the distribution, also brand recognition through this acquisition, but we have mid and certainly long-term development programs that are aimed specifically at these markets and also there at the higher resolution, higher end applications of interposer metallization, for example, where we do expect significant synergies also in the technology area. For example, we have in house today no wafer handling capabilities and we expect to develop our own systems that hook up to wafer handling cluster tool concepts that we have now in SPTS.

Jesse Katz:	Okay. May I ask a last question? Oerlikon is quite a large Swiss company corporation. Maybe you can tell me how strong that competition actually is, how much do you see them in the market and how you feel them as a competitor?

Armin Schon:	Yes, actually, indeed Oerlikon is very big. What we are talking about is only a small unit of Oerlikon advanced systems, if I remember the name correctly. It’s about $100 million or so company that does basically PVD systems and they are recognized as very good systems but it’s a one product company. So we are not very worried about this competition. Of course, it’s something we have to look out for. But it’s not a serious threat because in the end, it’s the complete solution the customer wants.

Jessie Katz:	Excellent. Thank you very much. Congratulations.

Asher Levy:	Thank you, Jessie.

Coordinator:	Thank you.

The next question comes from the line of Mr. Keith Curtis.

Sir, your line is open.

Keith Curtis:	Yes. Can you guys just comment on what the tax rate will look like post the transaction?

Asher Levy:	Can you please repeat the question? I’m not sure we heard it.

Keith Curtis:	Can you just comment on the tax rate, what the tax rate will be pro forma post the close of the transaction?

Doron Abramovitch:	Yes. This is Doron.

It looks like the rates of the tax pre and after the deal will be similar, something like between the 15% to 16% on overall (unintelligible).

Keith Curtis:	Okay. Thanks a lot.

Asher Levy:	Thank you.

Coordinator:	Thank you.

The next question comes from the line of Andrew Abrams.

Sir, your line is open.

Andrew Abrams:	I wonder if you could talk about SPTS’s manufacturing. Are they real manufacturers or do they kind of take everything and send it out to individual unit manufacturers and then assemble themselves? Can you give us an idea of how that works?

ORBOTECH

07-07-14

Armin Schon:	Yes. The manufacturing is one of highest value inside SPTS. A lot of outsourcing preassembled kits come into the very lean manufacturing setup in Wales where basically final assembly and testing is done and often not even of complete systems but subsystems that are tested on very fancy developed test rigs and the actual system is then assembled at the customer, what is called merchant transit. So it’s a supply chain that is heavily reliant on subcontractors that do most of the assembly work actually.

Andrew Abrams:	And maybe you could just talk for a second about the way you’re going to interface your inspection tools and other tools with these tools. This is a little different than the interfaces that you might be normally using. So have you already made plans for modifications or is this going to be a development process that is going to, you know, take a year or so to rework your tools into that kind of — into their mode, let’s put it that way?

Armin Schon:	As I said earlier, right now, there are no direct connections. The place of our equipment and SPTS equipment in the manufacturing line is in different stages, at different levels. So there’s right now no real benefit in connecting that. But later on, as I said, in some — in the midterm, we do anticipate that part of our technologies will migrate into the cluster tool concept of SPTS and that will require some reengineering not of the heart, the technological heart may be high resolution AOI or laser direct write but the packaging will be different. It will have to be connected to wafer handling systems. Vacuum, of course, may come into the game but that’s a midterm approach. Right now there’s no real benefit even in connecting them because they’re different levels in the production line.

Andrew Abrams:	Okay. And last, just on the financials, I kind of missed part of what you said. Was it 100 million in cash and the balance in debt?

Doron Abramovitch:	It should be 300 million are in debt and we will keep approximately 100 million in cash after the deal.

Andrew Abrams:	Okay, got it. Thank you very much.

Coordinator:	Thank you.

At this time, there are no further questions.

I would now like to hand this call back to Mr. Asher Levy for closing remarks.

Asher Levy:	Okay. Thank you very much for joining us today. We look forward to talking to you again after our second quarter 2014 earnings release in early August.

Thank you very much and have a nice day.

Coordinator:	That concludes today’s conference. Thank you all for participating. You may now disconnect.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and
Chief Financial Officer

Date:	July 14, 2014